parmalat

Office of Internati[redacted]
Division of Corpo
Securities and Exc
100 F Street, NE
Washington, D.C.

Collecchio, November 25, 2005

Re: Parmalat S.p.A. File No. 82-34888
Information Furnished Pursuant to
<u>Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended</u>.

Ladies and Gentlemen:

The enclosed is being submitted to the Securities and Exchange Commission (the "Commission") by Parmalat S.p.A., a stock corporation organized under the laws of the Republic of Italy (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act under Rule 12g3-2(b) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you require any additional information, or if you have any questions, please contact the undersigned.

Kindly acknowledge receipt of this letter and accompanying materials and documents by stamping and returning the enclosed copy of this letter provided for your convenience.

Very Truly Yours,

Parmalat S.p.A.

Head of Corporate Affairs

Simona Pesce

Enclosures

Attachment 3H
ATTACHMENT 3H(•)
Notice of changes of administrative and supervisory offices and of managing director

FORM 100

LISTED COMPANY: **PARMALAT S.p.A.**

ADMINISTRATIVE AND SUPERVISORY MODEL ADOPTED: A **(1)**

NAME	CHANGE (2)	EVENT (3)	DATE OF EVENT (4)	EFFECTIVE DATE OF EVENT (5)	ROLE OR SPECIAL DUTIES CONFERRED IN LISTED COMPANY (6)	EXPIRATION DATE (7)
ENRICO BONDI	**A**	**A**	08Nov2005	15 Nov2005	**F**	31Dec2007
VITTORIO MINCATO	**A**	**A**	08Nov2005	15 Nov2005	**A**	31Dec2007
RAFFAELE PICELLA	**A**	**A**	08Nov2005	15 Nov2005	**C**	31Dec2007
MARCO DE BENEDETTI	**A**	**A**	08Nov2005	15 Nov2005	**A**	31Dec2007
PIERGIORGIO ALBERTI	**A**	**A**	08Nov2005	15 Nov2005	**A**	31Dec2007
ANDREA GUERRA	**A**	**A**	08Nov2005	15 Nov2005	**A**	31Dec2007
CARLO SECCHI	**A**	**A**	08Nov2005	15 Nov2005	**A**	31Dec2007
MASSIMO CONFORTINI	**A**	**A**	08Nov2005	15 Nov2005	**A**	31Dec2007
MARZIO SAA'	**A**	**A**	08Nov2005	15 Nov2005	**A**	31Dec2007
ERDER MINGOLI	**A**	**A**	08Nov2005	15 Nov2005	**A**	31Dec2007
FERDINANDO SUPERTI FURGA	**A**	**A**	08Nov2005	15 Nov2005	**A**	31Dec2007
ALESSANDRO DOLCETTI	**A**	**A**	08Nov2005	15 Nov2005	**L**	31Dec2007
ENZIO BERMANI	**A**	**A**	08Nov2005	15 Nov2005	**H**	31Dec2007
MARIO MAGENES	**A**	**A**	08Nov2005	15 Nov2005	**H**	31Dec2007
MASSIMO DI TERLIZZI	**B**	**E3**	16Nov2005**	16Nov2005**	**I**	(31Dec2007)
MARCO BENVENUTO LOVATI	**A**	**A**	08Nov2005	15 Nov2005	**I**	31Dec2007

**** on November 16, 2005 Mr. Massimo Di Terlizzi accepted the office of alternate auditor and in the same date resigned as alternate auditor.**

(•) *Attachment inserted with resolution no. 14990 of 14 April 2005.*

NAME, ADDRESS AND RESIDENCE CARD OF PERSONS INDICATED ABOVE

FIRST NAME	**ENRICO**
LAST NAME	**BONDI**
PLACE OF BIRTH	**AREZZO**
DATE OF BIRTH	**05. 10. 1934**
TAXPAYER'S CODE	**BND NRC 34R05 A390O**
RESIDENCE	**MILANO VIA CONSERVATORIO 15**
DOMICILE FOR OFFICE	**COLLECCHIO (PR) VIA ORESTE GRASSI 26**

FIRST NAME	**VITTORIO**
LAST NAME	**MINCATO**
PLACE OF BIRTH	**TORREBELVICINO (VI)**
DATE OF BIRTH	**14. 05. 1936**
TAXPAYER'S CODE	**MNC VTR 36E14 L248D**
RESIDENCE	**ROMA VIA ANDREA DEL CASTAGNO 142**
DOMICILE FOR OFFICE	**COLLECCHIO (PR) VIA ORESTE GRASSI 26**

FIRST NAME	**RAFFAELE**
LAST NAME	**PICELLA**
PLACE OF BIRTH	**NAPOLI**
DATE OF BIRTH	**18. 08. 1934**
TAXPAYER'S CODE	**PCL RFL 34M18 F839R**
RESIDENCE	**ROMA VIA DELLA TRIBUNA DI TOR DE'SPECCHI 18**
DOMICILE FOR OFFICE	**COLLECCHIO (PR) VIA ORESTE GRASSI 26**

(•) *Attachment inserted with resolution no. 14990 of 14 April 2005.*

FIRST NAME	**MARCO**
LAST NAME	**DE BENEDETTI**
PLACE OF BIRTH	**TORINO**
DATE OF BIRTH	**09. 09. 1962**
TAXPAYER'S CODE	**DBN MCD 62P09 L219X**
RESIDENCE	**MILANO CORSO VENEZIA 22**
DOMICILE FOR OFFICE	**COLLECCHIO (PR) VIA ORESTE GRASSI 26**

FIRST NAME	**PIERGIORGIO**
LAST NAME	**ALBERTI**
PLACE OF BIRTH	**SANREMO**
DATE OF BIRTH	**28. 03. 1943**
TAXPAYER'S CODE	**LBR PGR 43C28 I138Y**
RESIDENCE	**GENOVA VIA MIRAMARE n. 2/13**
DOMICILE FOR OFFICE	**COLLECCHIO (PR) VIA ORESTE GRASSI 26**

FIRST NAME	**ANDREA**
LAST NAME	**GUERRA**
PLACE OF BIRTH	**MILANO**
DATE OF BIRTH	**26. 05. 1965**
TAXPAYER'S CODE	**GRR NDR 65E26 F205Q**
RESIDENCE	**MILANO VIA MARCO DE MARCHI 7**
DOMICILE FOR OFFICE	**COLLECCHIO (PR) VIA ORESTE GRASSI 26**

FIRST NAME	**CARLO**
LAST NAME	**SECCHI**
PLACE OF BIRTH	**MANDELLO DEL LARIO (LC)**
DATE OF BIRTH	**04. 02. 1944**
TAXPAYER'S CODE	**SCC CRL 44B04 E879J**
RESIDENCE	**MANDELLO DEL LARIO (LC) VIA PARODI 23**
DOMICILE FOR OFFICE	**COLLECCHIO (PR) VIA ORESTE GRASSI 26**

FIRST NAME	**MASSIMO**
LAST NAME	**CONFORTINI**
PLACE OF BIRTH	**AVEZZANO (AO)**
DATE OF BIRTH	**16. 02. 1954**
TAXPAYER'S CODE	**CNF MSM 54B16 A515X**
RESIDENCE	**ROMA CORSO TRIESTE 27**
DOMICILE FOR OFFICE	**COLLECCHIO (PR) VIA ORESTE GRASSI 26**

FIRST NAME	**MARZIO**
LAST NAME	**SAA'**
PLACE OF BIRTH	**BIELLA**
DATE OF BIRTH	**24. 07. 1940**
TAXPAYER'S CODE	**SAA MRZ 40L24 A859X**
RESIDENCE	**MILANO VIA LEON BATTISTA ALBERTI 10**
DOMICILE FOR OFFICE	**COLLECCHIO (PR) VIA ORESTE GRASSI 26**

FIRST NAME	**ERDER**
LAST NAME	**MINGOLI**
PLACE OF BIRTH	**ROMA**
DATE OF BIRTH	**27. 06. 1940**
TAXPAYER'S CODE	**MNG RDR 4OH27 H501W**
RESIDENCE	**ROMA VIA BITOSSI 36**
DOMICILE FOR OFFICE	**COLLECCHIO (PR) VIA ORESTE GRASSI 26**

FIRST NAME	**FERDINANDO**
LAST NAME	**SUPERTI FURGA**
PLACE OF BIRTH	**MILANO**
DATE OF BIRTH	**20. 01. 1932**
TAXPAYER'S CODE	**SPR FDN 32A20 F205S**
RESIDENCE	**MILANO VIA SANTA SOFIA 27**
DOMICILE FOR OFFICE	**COLLECCHIO (PR) VIA ORESTE GRASSI 26**

FIRST NAME	**ALESSANDRO**
LAST NAME	**DOLCETTI**
PLACE OF BIRTH	**CORTINA D'AMPEZZO (BL)**
DATE OF BIRTH	**18. 08. 1962**
TAXPAYER'S CODE	**DLC LSN 62M18 A266K**
RESIDENCE	**ROMA VIA NICOLA MARTELLI 1A**
DOMICILE FOR OFFICE	**COLLECCHIO (PR) VIA ORESTE GRASSI 26**

(*) *Attachment inserted with resolution no. 14990 of 14 April 2005.*

FIRST NAME	**ENZIO**
LAST NAME	**BERMANI**
PLACE OF BIRTH	**CASALBELTRAME (NO)**
DATE OF BIRTH	**17. 07. 1931**
TAXPAYER'S CODE	**BRM NZE 31L17 B864K**
RESIDENCE	**NOVARA VIA ALCAROTTI 3 CAP 28100**
DOMICILE FOR OFFICE	**COLLECCHIO (PR) VIA ORESTE GRASSI 26**

FIRST NAME	**MARIO**
LAST NAME	**MAGENES**
PLACE OF BIRTH	**MILANO**
DATE OF BIRTH	**07. 04. 1945**
TAXPAYER'S CODE	**MGN MRA 45D07 F205V**
RESIDENCE	**SEGRATE (MI) VIA OTTAVA STRADA 10**
DOMICILE FOR OFFICE	**COLLECCHIO (PR) VIA ORESTE GRASSI 26**

FIRST NAME	**MASSIMO**
LAST NAME	**DI TERLIZZI**
PLACE OF BIRTH	**MILANO**
DATE OF BIRTH	**30. 10. 1960**
TAXPAYER'S CODE	**DTR MSM 60R30 F205Q**
RESIDENCE	**MILANO PIAZZA IRNERIO 14**
DOMICILE FOR OFFICE	**COLLECCHIO (PR) VIA ORESTE GRASSI 26**

(*) *Attachment inserted with resolution no. 14990 of 14 April 2005.*

FIRST NAME	**MARCO BENVENUTO**
LAST NAME	**LOVATI**
PLACE OF BIRTH	**RHO (MI)**
DATE OF BIRTH	**01. 03. 1962**
TAXPAYER'S CODE	**LVT MCB 62C01 H264C**
RESIDENCE	**RHO (MI) VIA PREDA 2 CAP 20017**
DOMICILE FOR OFFICE	**COLLECCHIO (PR) VIA ORESTE GRASSI 26**

(*) *Attachment inserted with resolution no. 14990 of 14 April 2005.*

SUMMARY LIST: COMPOSITION OF ADMINISTRATIVE AND SUPERVISORY OFFICES
REFERENCE DATE: 16 NOVEMBER 2005

NAME	OFFICE	EXPIRATION DATE
ENRICO BONDI	Managing Director	31 Dec 2007
VITTORIO MINCATO	Independent Director	31 Dec 2007
RAFFAELE PICELLA	Chairman of Board of Directors	31 Dec 2007
MARCO DE BENEDETTI	Independent Director	31 Dec 2007
PIERGIORGIO ALBERTI	Director	31 Dec 2007
ANDREA GUERRA	Independent Director	31 Dec 2007
CARLO SECCHI	Independent Director	31 Dec 2007
MASSIMO CONFORTINI	Independent Director	31 Dec 2007
MARZIO SAA'	Independent Director	31 Dec 2007
ERDER MINGOLI	Independent Director	31 Dec 2007
FERDINANDO SUPERTI FURGA	Independent Director	31 Dec 2007
ALESSANDRO DOLCETTI	Chairman of Board of Statutory Auditors	31 Dec 2007
ENZIO BERMANI	Statutory Auditor	31 Dec 2007
MARIO MAGENES	Statutory Auditor	31 Dec 2007
MASSIMO DI TERLIZZI	Alternate Auditor **	16 Nov 2005**
MARCO BENVENUTO LOVATI	Alternate Auditor	31 Dec 2007

**** on November 16, 2005 Mr. Massimo Di Terlizzi accepted the office of alternate auditor and in the same date resigned as alternate auditor.**

(*) *Attachment inserted with resolution no. 14990 of 14 April 2005.*

parmalat

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Collecchio, November 22, 2005

Re: Parmalat S.p.A. File No. 82-34888
Information Furnished Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

The enclosed is being submitted to the Securities and Exchange Commission (the "Commission") by Parmalat S.p.A., a stock corporation organized under the laws of the Republic of Italy (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act under Rule 12g3-2(b) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you require any additional information, or if you have any questions, please contact the undersigned.

Kindly acknowledge receipt of this letter and accompanying materials and documents by stamping and returning the enclosed copy of this letter provided for your convenience.

Very Truly Yours,

Parmalat S.p.A.
Head of Corporate Affairs
Simona Pesce

Enclosures

parmalat

PRESS RELEASE

(Issued outside the United States)

Court of Parma measures referring to claw - back actions
Claims to the Regional Administrative Court of Lazio by Unicredito and JP Morgan
Position of Parmalat S.p.A.

With reference to the Parma Court decision to refer to the Constitutional Court Parmalat S.p.A.'s claw-back action with regards to HSBC Bank, the Company notes the following:

- Parmalat S.p.A. highlights that the referral to the Constitutional Court for an opinion on the constitutional legitimacy of article 6 of Legislative Decree 347/2003 (the Marzano Law) regards solely the claw-back actions and has no impact on the damages actions;
- Parmalat S.p.A. has already assembled the legal team that will represent the Company at the Constitutional Court;
- With regard to the claw-back actions pending against other parties, it is for each individual Judge to decide what course to take in respect to the cases that are his responsibility.

With reference to the Statement made by the Extraordinary Administration referring to the claims to the Regional Administrative Court of Lazio by Unicredito and JP Morgan, Parmalat S.p.A. reserves it rights to pursue appropriate action with the relevant authorities, in light of the flaws inherent to these claims, and the questionable coincidence of timing of service and dissemination to the press, with the consequent effect on the price of Parmalat S.p.A. shares.

Parmalat S.p.A.

Collecchio (Parma), 22 November 2005

Corporate contacts
e-mail: affari.societari@parmalat.net

parmalat

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Collecchio, November 21, 2005

Re: Parmalat S.p.A. File No. 82-34888
Information Furnished Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

The enclosed is being submitted to the Securities and Exchange Commission (the "Commission") by Parmalat S.p.A., a stock corporation organized under the laws of the Republic of Italy (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act under Rule 12g3-2(b) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you require any additional information, or if you have any questions, please contact the undersigned.

Kindly acknowledge receipt of this letter and accompanying materials and documents by stamping and returning the enclosed copy of this letter provided for your convenience.

Very Truly Yours,

Parmalat S.p.A.
Head of Corporate Affairs
Simona Pesce

Enclosures

PRESS RELEASE

(Issued outside the United States)

Bankruptcy protection under "Section 304"

Parmalat S.p.A. announces that the protection from creditors available to the Parmalat Group in the U.S. (section 304, included in Chapter 11 bankruptcy procedures) has been further extend until December 9, 2005 from an initial extension until November 17, 2005. A hearing concerning the possible renewal of section 304 protection will be held on December 8, 2005.

Collecchio (Parma), 21 November 2005

Parmalat S.p.A.

Corporate contacts
e-mail: affari.societari@parmalat.net

This press release is not an offer for sale in the United States. The securities offered pursuant to the Proposal of Composition may not be offered or sold in the United States without registration for purposes of the United States Securities Act of 1933 or without an exemption from registration under United States laws. Any and all offers of securities must be made only by means of a prospectus containing detailed information on the issuer and on its economic and financial situation

parmalat

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Collecchio, November 18, 2005

Re: Parmalat S.p.A. File No. 82-34888
Information Furnished Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

The enclosed is being submitted to the Securities and Exchange Commission (the "Commission") by Parmalat S.p.A., a stock corporation organized under the laws of the Republic of Italy (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act under Rule 12g3-2(b) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you require any additional information, or if you have any questions, please contact the undersigned.

Kindly acknowledge receipt of this letter and accompanying materials and documents by stamping and returning the enclosed copy of this letter provided for your convenience.

Very Truly Yours,

Parmalat S.p.A.
Head of Corporate Affairs
Simona Pesce

Enclosures

parmalat

PRESS RELEASE
(Issued outside the United States)

Referral to the Italian Constitutional Court with reference to art. 6 of Legislative Decree 347/2003

Parmalat S.p.A. communicates that the Court of Parma has today, in the case of Parmalat S.p.A./HSBC Bank, issued an order declaring the relevancy and not overt lack of foundation of the question of the constitutional legitimacy of article 6 of Legislative Decree 347/2003 (the so called Marzano Law) in as much as it permits claw back actions, as foreseen under articles 49 and 91 of Legislative Decree 270/99 in the context of a Restructuring Program. The Court has, accordingly, ordered this file to be referred to the Constitutional Court.

Parmalat S.p.A.

Collecchio (Parma), 18 November 2005

Corporate contacts
e-mail: affari.societari@parmalat.net